Exhibit 99.3

AGENDA of the ANNUAL GENERAL MEETING OF immatics N.V.

Agenda of the annual general meeting of Immatics N.V., a public company under Dutch law, registered with the Dutch trade register under number 77595726 (the "Company"), to be held at the offices of CMS, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on 17 June 2021 at 14.00 hours CET (the "AGM").

1.	Opening

2.	Consideration of the the management report regarding the financial year ended 31 December 2020	Discussion item

3.	Adoption of the annual accounts for the financial year ended 31 December 2020	Voting item

4.	Discharge of the managing directors for their management during the financial year ended 31 December 2020	Voting item

5.	Discharge of the supervisory directors for their supervision during the financial year ended 31 December 2020	Voting item

6.	Appointment of Dr. E.R. Forster as supervisory director class I and appointment of Dr. E.R. Forster as non-executive director class I	Voting item

7.	Appointment of Dr. F.H. von Bohlen und Halbach as supervisory director class III and appointment of Dr. F.H. von Bohlen und Halbach as non-executive director class III	Voting item

8.	Reappointment of Mr. P.R. Carter as supervisory director class I and appointment of Mr. P.R. Carter as non-executive director class I	Voting item

9.	Reappointment of Mr. M.G. Atieh as supervisory director class I and appointment of Mr. M.G. Atieh as non-executive director class I	Voting item

10.	Extension of the authorisation of the Management Board to acquire ordinary shares or depositary receipts thereof	Voting item

11.	Extension of the authorisation of the Management Board to acquire preferred shares or depositary receipts thereof	Voting item

12.	Assignment of PricewaterhouseCoopers Accountants N.V. as auditor for the financial year 2021	Voting item

13.	Other matters for discussion

14.	Close

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EXPLANATORY NOTES TO THE AGENDA of the ANNUAL GENERAL MEETING OF immatics N.V.

1.	Opening

2.	Consideration of the management report regarding the financial year ended 31 December 2020

Consideration of the statutory management report for the financial year ended 31 December 2020 as prepared in accordance with Dutch law. The statutory management report is available on the Company's website at https://investors.immatics.com/events-presentations and is available for inspection at the offices of the Company.

3.	Adoption of the annual accounts for the financial year ended 31 December 2020

It is proposed that the statutory annual accounts for the financial year ended 31 December 2020 as prepared in accordance with Dutch law and International Financial Reporting Standards (IFRS) be adopted. The adoption of the statutory annual accounts includes the allocation of the losses made in the financial year ended 31 December 2020. PwC has audited the the statutory annual accounts and issued an auditor's report in respect thereof. The statutory annual accounts are available on the Company's website at https://investors.immatics.com/events-presentations and are available for inspection at the offices of the Company.

4.	Discharge of the managing directors for their management during the financial year ended 31 December 2020

It is proposed that each managing director in office during the financial year ended 31 December 2020 be granted a discharge from liability for the exercise of his management duties during the financial year ended 31 December 2020 to the extent appearing from the statutory annual accounts or the statutory management report for the financial year ended 31 December 2020 or other public disclosures.

5.	Discharge of the supervisory directors for their supervision during the financial year ended 31 December 2020

It is proposed that each supervisory director in office during the financial year ended 31 December 2020 be granted a discharge from liability for the exercise of his supervisory duties during the financial year ended 31 December 2020 to the extent appearing from the statutory annual accounts or the report of the Superviusory Board for the financial year ended 31 December 2020 or other public disclosures.

6.	Appointment of Dr. E.R. Forster as supervisory director class I and appointment of Dr. E.R. Forster as non-executive director class I

In accordance with the applicable provisions of the Articles of Association, the Supervisory Board has nominated Dr. E.R. Forster for appointment as supervisory director class I effective as of the date of the AGM and appointment as non-executive director class I effective as of 1 July 2021. Dr. Forster has served as an interim member of the Supervisory Board since September 2020.

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Eliot Forster Ph.D. was born on 27 February 1966. Dr. Forster has served on the Supervisory Board since September 2020. Since 2018, Dr. Forster has served as the Chief Executive Officer of F-star Therapeutics Ltd. From 2015 to 2018, Dr. Forster served as the Chief Executive Officer of Immunocore Limited. Prior to that, Dr. Forster served as the Chief Executive Officer of Creabilis SA, as the Chief Executive Officer of Solace Pharmaceuticals Inc., as Head of Development and Operations for the EU and Asia at Pfizer Inc. Dr. Forster is an honorary visiting Professor of Molecular and Clinical Cancer Medicine at the University of Liverpool and an honorary international visiting Professor at the University of Pavia. Dr. Forster serves on the board of directors of F-star Therapeutics Ltd, Avacta Group plc and OSCHR (Office for Strategic Coordination of Health Research) and the National Genomics Board and has previously served on the board of directors of MedCity Ltd., Spinifex Pty Ltd, Oxford BioTherapeutics and Atlantic Healthcare (UK) Ltd. Dr. Forster holds a B.Sc. in physiology from the Unversity of Liverpool, an M.B.A. from Henley Business School and a Ph.D. in neurophysiology from the University of Liverpool.

Dr. Forster does not hold any shares in the share capital of the Company.

Given Dr. Forster's extensive experience, the Supervisory Board is of the opinion that the Company will benefit from Dr. Forster's membership on the Supervisory Board and, after the conversion of the Company's two-tier board structure into a one tier board, the Board.

It is proposed that Dr. E.R. Forster be appointed as supervisory director class I effective as of the date of the AGM and be appointed as non-executive director class I effective as of 1 July 2021. The proposed appointment is for a continuous term ending at the close of the annual general meeting to be held in 2024.

Dr. E.R. Forster's Services Agreement provides that it will automatically terminate upon the expiry of the term of his appointment. The remuneration of Dr. E.R. Forster has been determined in line with the remuneration policy as applicable to the supervisory directors of the Company.

Below is an overview of the remuneration for Dr. E.R. Forster as included in his Services Agreement:

-	fixed annual remuneration: EUR 40,000 gross; and

-	stock options and incentives: 25,000 stock options.

The appointment of Mr. E.R. Forster as supervisory director class I includes the determination of the remuneration set out above.

When making the nomination of Dr. E.R. Forster for appointment as supervisory director class I, the Supervisory Board took into account the profile of the Supervisory Board and the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Dr. E.R. Forster is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market LLC.

7.	Appointment of Dr. F.H. von Bohlen und Halbach as supervisory director class III and appointment of Dr. F.H. von Bohlen und Halbach as non-executive director class III

In accordance with the applicable provisions of the Articles of Association, the Supervisory Board has nominated Dr. F.H. von Bohlen und Halbach for appointment as supervisory

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director class III effective as of the date of the AGM and appointment as non-executive director class III effective as of 1 July 2021.

The Supervisory Board has nominated Dr. F.H. von Bohlen und Halbach for appointment as supervisory director class III and appointment as non-executive director class III at the request of dievini Hopp BioTech holding GmbH & Co. KG in accordance with the applicable provisions of the investor rights and lock up agreement dated 17 March 2020 between the Company, dievini Hopp BioTech holding GmbH & Co. KG and the other investors named therein, which agreement was entered into in connection with the business combination agreement dated 17 March 2020 between the Company, Immatics Biotechnologies GmbH, ARYA Sciences Acquisition Corp., Immatics Merger Sub 1 and Immatics Merger Sub 2, as amended on 7 June 2020. Dr. F.H. von Bohlen und Halbach will replace Mr. C.A. Hettich, who has been appointed supervisory director on the basis of the nomination rights of dievini Hopp BioTech holding GmbH & Co. KG under the said investor rights and lock up agreement and who has recently announced to resign on or prior to the date of the AGM.

Dr. Friedrich von Bohlen und Halbach is managing partner and co-founder of dievini Hopp BioTech Holding GmbH & Co. KG., the company managing the life science activities and investments of Dietmar Hopp, co-founder of SAP, and his family.

Friedrich von Bohlen holds a diploma in biochemistry from the University of Zurich and a PhD in neurobiology from the Swiss Federal Institute of Technology (ETH) in Zurich.

He held various positions at Fresenius AG, FAG Kugelfischer KGaA and WASAG Chemie AG. In 1997 he founded LION bioscience AG whose CEO he was for seven years. He is chairman of the Board of Apogenix AG and Novaliq GmbH, and board member of CureVac AG, Heidelberg Pharma AG and Co-Chair of the Evaluation Board of the Wyss Translational Center Zurich. Friedrich von Bohlen is also co-founder and managing director of Molecular Health GmbH.

Dr. von Bohlen und Halbach does not hold any shares in the share capital of the Company.

Given Dr. von Bohlen und Halbach's extensive business leadership experience, the Supervisory Board is of the opinion that the Company will benefit from Dr. von Bohlen und Halbach's membership on the Supervisory Board and, after the conversion of the Company's two-tier board structure into a one tier board, the Board.

It is proposed that Dr. F.H. von Bohlen und Halbach be appointed as supervisory director class III effective as of the date of the AGM and be appointed as non-executive director class III effective as of 1 July 2021. The proposed appointment is for a continuous term ending at the close of the annual general meeting to be held in 2023.

Below is an overview of the remuneration for Dr. F.H. von Bohlen und Halbach as included in his Services Agreement:

-	fixed annual remuneration: EUR 40,000 gross; and

-	stock options and incentives: 25,000 stock options.

The appointment of Dr. F.H. von Bohlen und Halbach as supervisory director class III includes the determination of the remuneration set out above.

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When making the nomination of Dr. F.H. von Bohlen und Halbach for appointment as supervisory director class III, the Supervisory Board took into account the profile of the Supervisory Board and the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Dr. F.H. von Bohlen und Halbach is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market.

8.	Reappointment of Mr. P.R. Carter as supervisory director class I and appointment of Mr. P.R. Carter as non-executive director class I

In accordance with the applicable provisions of the Articles of Association, the Supervisory Board has nominated Mr. P.R. Carter for reappointment as supervisory director class I effective as of the date of the AGM and appointment as non-executive director class I effective as of 1 July 2021.

Paul R. Carter FCMA was born on 13 July 1960. Mr. Carter has served on the Supervisory Board since 2020. From 2014 to 2016, Mr. Carter served as Executive Vice President, Commercial Operations of Gilead Sciences, Inc. Prior to that, Mr. Carter served as Senior Vice President and Head, International Commercial Operations of Gilead Sciences, Inc. and in various senior positions over a 10-year period at GlaxoSmithKline plc, including as Regional Vice President, China & Hong Kong, Vice President and General Manager, Pharmaceutical & Consumer Health, Hong Kong & South China, and General Manager, SmithKline Beecham Consumer Health, Russia & CIS. In addition to the Supervisory Board, Mr. Carter serves on the board of directors of Evox Therapeutics Ltd, Mallinckrodt PLC and Hutchison China MediTech Ltd. and has previously served on the board of directors of Alder Biopharmaceuticals Inc. Mr. Carter also serves as an advisor to Astorg Partners SAS, ZambonGroup, Indegene Inc. and GLG Institute. Mr. Carter holds a B.A. in business studies from the University of West London.

Mr. Carter does not hold any shares in the share capital of the Company.

Mr. Carter joined the Supervisory Board in July 2020 and serves as chairman of the compensation committee and is a member of the audit committee. Given Mr. Carter's extensive business leadership experience within the life sciences industry and valuable contribution to the Company, the Supervisory Board is of the opinion that the Company will continue to benefit from Mr. Carter's membership on the Supervisory Board and, after the conversion of the Company's two-tier board structure into a one tier board, the board.

It is proposed that Mr. P.R. Carter be reappointed as supervisory director class I effective as of the date of the AGM and be appointed as non-executive director class I effective as of 1 July 2021. The proposed reappointment and appointment are for a continuous term ending at the close of the annual general meeting to be held in 2024.

Mr. P.R. Carter's Services Agreement provides that it will automatically terminate upon the expiry of the term of his appointment. The remuneration of Mr. P.R. Carter has been determined in line with the remuneration policy as applicable to the supervisory directors of the Company.

Below is an overview of the remuneration for Mr. P.R. Carter as included in his Services Agreement:

-	fixed annual remuneration: EUR 52,500 gross; and

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-	stock options and incentives: 25,000 stock options.

The reappointment of Mr. P.R. Carter as supervisory director class I includes the determination of the remuneration set out above.

When making the nomination of Mr. P.R. Carter for reappointment as supervisory director class I, the Supervisory Board took into account the profile of the Supervisory Board and the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Mr. P.R. Carter is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market LLC.

9.	Reappointment of Mr. M.G. Atieh as supervisory director class I and appointment of Mr. M.G. Atieh as non-executive director class I

In accordance with the applicable provisions of the Articles of Association, the Supervisory Board has nominated Mr. M.G. Atieh for reappointment as supervisory director class I effective as of the date of the AGM and appointment as non-executive director class I effective as of 1 July 2021.

Michael G. Atieh was born on 8 August 1953. Mr. Atieh has served on the Supervisory Board since 2020. From 2014 until his retirement in 2016, Mr. Atieh served as Executive Vice President, Chief Financial and Business Officer of Ophthotech Inc. Prior to that, he served as Executive Chairman of Eyetech Inc., as Executive Vice President and Chief Financial Officer of OSI Pharmaceuticals, as Group President – Global Business Unit and as Senior Vice President and Chief Financial Officer of Cegedim Inc., and in various executive-level positions over a 19-year period at Merck and Co., Inc., including as Vice President – U.S. Human Health, Senior Vice President – Merck Medco Managed Care, Vice President – Public Affairs, Vice President – Government Relations, and Treasurer. In addition to the Supervisory Board, Mr. Atieh serves on the board of directors of Chubb Limited, electroCore, Inc. and Oyster Point Pharma, Inc. and has previously served on the board of directors of Theravance BioPharma, Eyetech Inc. and OSI Pharmaceuticals. Mr. Atieh holds a B.A. in accounting from Upsala College.

Mr. Atieh does not hold any shares in the share capital of the Company.

Mr. Atieh joined Supervisory Board in July 2020 and serves as chairman of the audit committee. Given Mr. Atieh's business leadership experience, financial background, track record within the life sciences industry, and valuable contribution to the Company, the Supervisory Board is of the opinion that the Company will continue to benefit from Mr. Atieh's membership on the Supervisory Board and, after the conversion of the Company's two-tier board structure into a one tier board, the board.

It is proposed that Mr. M.G. Atieh be reappointed as supervisory director class I effective as of the date of the AGM and be appointed as non-executive director class I effective as of 1 July 2021. The proposed reappointment and appointment are for a continuous term ending at the close of the annual general meeting to be held in 2024.

Mr. M.G. Atieh's Services Agreement provides that it will automatically terminate upon the expiry of the term of his appointment. The remuneration of Mr. M.G. Atieh has been determined in line with the remuneration policy as applicable to the supervisory directors of the Company.

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Below is an overview of the remuneration for Mr. M.G. Atieh as included in his Services Agreement:

-	fixed annual remuneration: EUR 55,000 gross; and

-	stock options and incentives: 25,000 stock options.

The reappointment of Mr. M.G. Atieh as supervisory director class I includes the determination of the remuneration set out above.

When making the nomination of Mr. M.G. Atieh for appointment as supervisory director class I, the Supervisory Board took into account the profile of the Supervisory Board and the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Mr. M.G. Atieh is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market LLC.

10.	Extension of the authorisation of the Management Board to acquire ordinary shares or depositary receipts thereof

On 30 June 2020, the general meeting of the Company authorised the Management Board to acquire ordinary shares in the share capital of the Company or depositary receipts thereof for consideration for a period of eighteen months, commencing on 1 July 2020, therefore ending on 31 December 2021.

It is proposed that the authorisation of the Management Board to acquire ordinary shares in the share capital of the Company or depositary receipts thereof for consideration be extended for a period of eighteen months, commencing on 17 June 2021.

The maximum number of ordinary shares permitted pursuant to applicable law and the articles of association from time to time may be acquired and ordinary shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to 110% of the market price of ordinary shares, provided that:

(a)	for open market or privately negotiated repurchases, the market price shall be the price for ordinary shares on the Nasdaq Stock Market at the time of the transaction;

(b)	for self-tender offers, the market price shall be the volume weighted average price for the ordinary shares on the Nasdaq Stock Market during a period, determined by the Management Board, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer; and

(c)	for accelerated repurchase arrangements, the market price shall be the volume weighted average price of the ordinary shares on the Nasdaq Stock Market over the term of the arrangement; the volume weighted average price for any number of trading days shall be calculated as the arithmetic average of the daily volume weighted average price on those trading days;

The authorisation referred to above, as extended, shall survive the transition of the Articles of Association in accordance with article 50 of the articles of association and such authorisation, as extended, shall, to the extent necessary, from 1 July 2021 be deemed to have been granted to the board of the Company for the unexpired period of the authorisation, as extended.

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11.	Extension of the authorisation of the Management Board to acquire preferred shares or depositary receipts thereof

On 30 June 2020, the general meeting of the Company authorised the Management Board to acquire financing preferred shares in the share capital of the Company or depositary receipts thereof for consideration for a period of eighteen months, commencing on 1 July 2020, therefore ending on 31 December 2021.

It is proposed that the authorisation of the Management Board to acquire financing preferred shares in the share capital of the Company or depositary receipts thereof for consideration for a period of eighteen months, commencing on 17 June 2021.

The maximum number of financing preferred shares permitted pursuant to applicable law and the articles of association from time to time may be acquired and financing preferred shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the financing preferred shares up to the higher of:

(a)	the amount that would be paid by the Company upon cancellation of such financing preferred shares in accordance with the relevant provisions of the Articles of Association; and

(b)	110% of the market price of the ordinary shares into which the financing preferred shares may be converted in accordance with the relevant provisions of the Articles of Association, whereby the market price will be determined in the manner as set out above under paragraph (a).

The authorisation referred to above, as extended, shall survive the transition of the Articles of Association in accordance with article 50 of the articles of association and such authorisation, as extended, shall, to the extent necessary, from 1 July 2021 be deemed to have been granted to the board of the Company for the unexpired period of the authorisation, as extended.

12.	Assignment of PricewaterhouseCoopers Accountants N.V. as auditor for the financial year 2021

PricewaterhouseCoopers Accountants N.V. has audited the Company's statutory annual accounts for the financial year ended 31 December 2020.

It is proposed that PricewaterhouseCoopers Accountants N.V. be assigned as auditor to audit the Company's statutory annual accounts for the financial year 2021.

13.	Other matters for discussion

14.	Close

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